Exhibit 99.5

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

Annual General and Special Meeting of Shareholders

to be Held on June 3, 2022

You are receiving this notification as SANDSTORM GOLD LTD. (the “Company”) is using notice and access for the delivery of meeting materials to its shareholders in respect of its Annual General and Special Meeting of Shareholders to be held on Friday, June 3, 2022 (the “Meeting”). Under notice and access, instead of receiving paper copies of the Company’s Notice of Annual General and Special Meeting of Shareholders and management information circular for the year ended December 31, 2021 (the “Information Circular”) (the “Meeting Materials”), shareholders are receiving this notice with information on how they may access such Meeting Materials electronically. However, together with this notification, shareholders will continue to receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and the Company’s carbon footprint and will also reduce the cost of printing and mailing of the Meeting Materials to shareholders.

MEETING DATE AND LOCATION

DATE: Friday June 3, 2022	TIME: 10:00 am PDT	LOCATION: Connaught Room METROPOLITAN HOTEL 645 HOWE STREET VANCOUVER, BC

Kindly note that the Company reserves the right to take any additional precautionary measures in relation to the Meeting in response to further developments in respect of the COVID-19 outbreak that the Company considers necessary or advisable including changing the time, date or location of the Meeting. Changes to the Meeting time, date or location and/or means of holding the Meeting may be announced by way of press release. Please monitor the Company’s press releases as well as its website at www.sandstormgold.com for updated information. The Company recommends that you check its website one week prior to the Meeting date for the most current information. The Company does not intend to prepare or mail an amended Information Circular or other materials in the event of changes to the Meeting format.

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND/OR VOTE ON THE FOLLOWING MATTERS:

▶   FINANCIAL STATEMENTS

To receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2021, together with the report of the auditors thereon. NOTE: There are no financial statements included in the mailing. The audited consolidated financial statements and related MD&A have already been mailed to those shareholders who have previously requested to receive them.

▶  FIX THE NUMBER OF DIRECTORS

To fix the number of Directors of the Company at SEVEN. See the section entitled “PARTICULARS OF MATTERS TO BE ACTED UPON - Election of Directors” in the Information Circular.

▶   ELECTION OF DIRECTORS

To elect Directors of the Company for the ensuing year. See the section entitled “PARTICULARS OF MATTERS TO BE ACTED UPON - Election of Directors” in the Information Circular.

▶   APPOINTMENT OF AUDITORS

To appoint PRICEWATERHOUSECOOPERS LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration. See the section entitled “PARTICULARS OF MATTERS TO BE ACTED UPON - Appointment of Auditors” in the Information Circular.

▶  APPROVAL OF AMENDMENT TO STOCK OPTION PLAN

To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve the amendment to the Company’s Stock Option Plan, which adds an additional provision to section 6.7(a) titled “Amendments to the Plan” (which lists permitted amendments to the Stock Option Plan by the Directors which will not require Shareholder approval in the future), as further detailed in the section entitled “PARTICULARS OF MATTERS TO BE ACTED UPON – Approval of Amendment to and Unallocated Stock Options under Stock Option Plan” in the Information Circular.

▶  APPROVAL OF UNALLOCATED STOCK OPTIONS UNDER STOCK OPTION PLAN

To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve unallocated stock options under the Company’s Stock Option Plan. See the section entitled “PARTICULARS OF MATTERS TO BE ACTED UPON - Approval of Amendment to and Unallocated Stock Options under Stock Option Plan” in the Information Circular.

▶   APPROVAL OF UNALLOCATED RESTRICTED SHARE RIGHTS UNDER RESTRICTED SHARE PLAN

To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve unallocated Restricted Share Rights under the Company’s Restricted Share Plan. See the section entitled “PARTICULARS OF MATTERS TO BE ACTED UPON – Approval of Unallocated Share Rights under Restricted Share Plan” in the Information Circular.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE THE MEETING MATERIALS ARE POSTED

The Meeting Materials can be viewed online under the Company’s profile at www.sedar.com (Canada) or at www.sec.gov (United States), or at the Company’s website at internet address http://www.sandstormgold.com.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests for paper copies of the Meeting Materials should be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the Meeting Materials in advance of the proxy deposit date and Meeting date. Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Kim Bergen at the Company by calling toll-free in North America at 1-866-584-0234, Extension #232, or from outside North America by calling 778-945-0972, or by e-mail at info@sandstormgold.com. Meeting Materials will be sent to such shareholders within three business days of their request if such requests are made before the Meeting date. Requests may also be made up to one year from the date the Information Circular was filed on SEDAR.

Stratification used: NO

VOTING

Registered Holders are asked to return their proxies using the following methods by the proxy deposit date noted on your proxy:

Online	Go to www.investorvote.com and follow the instructions. You will need the 15-digit control number located on the bottom left-hand side of the proxy.

Phone	If you are within North America, please call toll free 1-866-732-VOTE (8683) If you are an international shareholder, please call 1-312-588-4290

Fax	Fax to Computershare Investor Services Inc. at 1-866-249-7775

Mail

Complete the form of proxy or any other proper form of proxy, sign it and mail it to the PROXY DEPARTMENT at:

Computershare Investor Services Inc.
8TH Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

Beneficial Holders should carefully follow the instructions of their nominee, including those regarding when and where the completed voting instruction form is to be delivered. Kindly note that if you are a beneficial shareholder, your nominee will need your voting instructions sufficiently in advance of the proxy deposit deadline to enable your nominee to act on your instructions prior to the deadline:

Generally, Beneficial Holders are asked to return their voting instruction forms using the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form:

Online	See the voting instruction form for details.

Phone	If you are within North America, please call toll free 1-866-734-VOTE (8683) If you are an international shareholder, please call 1-312-588-4291

Fax / Mail	Complete the voting instruction form, sign it and return it to the address provided on the form, or fax it to the number provided on the form.

Shareholders with questions about notice and access can contact Kim Bergen of the Company by calling toll-free in North America at 1-866-584-0234, Extension #232, or from outside North America by calling 778-945-0972, or by e-mail at info@sandstormgold.com.

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